Distributions to Members	31-Dec-22	31-Dec-23
Starting Equity	545,337	463,211
Net Income (Loss)	(5,386)	(32,332)
Distributions to Members		
Ryan Miner [Salary]	(38,370)	(38,315)
Madeline Alcott [Salary]	(38,370)	(38,315)
Rounding adjustment		(1)
Ending Equity	463,211	354,247